3/11/03

LM

03014558

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED MAR - 3 2003 WASH., D.C. 181 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield	NJ	07004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss — 973-882-9337
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst and Young LLP
(Name – *of individual, state last, first, middle name*)

600 Peachtree Street Ste 2800	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President

Title

Notary Public

2/20/03

BRENDA J. ASCHWANDEN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 10, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Audited Financial Statements and
Supplemental Information

For the year ended December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Stockholder and Board of Directors
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. (a wholly owned subsidiary of Lion Connecticut Holdings, Inc., which is a wholly owned subsidiary of ING America Insurance Holdings, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003

Financial Northeastern Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 758,160
Securities owned, at market	3,628,854
Accounts receivable	322,354
Prepaid expenses	122,626
Deferred income tax asset	10,429
Total assets	$ 4,842,423
Liabilities and stockholder's equity	
Liabilities:	
Commissions and concessions payable	$ 297,904
Due to affiliates, including $101,888 under tax allocation agreement	374,989
Accounts payable and accrued expenses	79,479
Other liabilities	24,671
Total liabilities	777,043
Stockholder's equity:	
Common stock, no par value; 2,500 shares authorized; 42 shares issued and outstanding	76,450
Additional paid-in capital	2,674,505
Retained earnings	1,314,425
Total stockholder's equity	4,065,380
Total liabilities and stockholder's equity	$ 4,842,423

See accompanying notes.

Financial Northeastern Securities, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues:	
Commissions	$ 1,165,917
Trading – firm securities	9,768,153
Other	1,159,922
Total revenues	12,093,992
Expenses:	
Commissions	3,591,227
Salaries and employee benefits	2,875,333
Management fees paid to affiliates	2,044,000
Occupancy and equipment rental	192,000
Other operating expenses	1,554,933
Total expenses	10,257,493
Income before taxes	1,836,499
Income tax expense (benefit):	
Current	526,381
Deferred	(10,429)
Total income tax expense	515,952
Net income	$ 1,320,547

See accompanying notes.

Financial Northeastern Securities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2002	$76,450	$2,674,505	$ 993,878	$3,744,833
Net income	-	-	1,320,547	1,320,547
Dividends paid	-	-	(1,000,000)	(1,000,000)
Balance at December 31, 2002	**$76,450**	**$2,674,505**	**$1,314,425**	**$4,065,380**

See accompanying notes.

Financial Northeastern Securities, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Operating activities	
Net income	**$ 1,320,547**
Adjustments to reconcile net income to net cash used in operating activities:	
Deferred income tax benefit	**(10,429)**
Changes in operating assets and liabilities:	
Due from affiliate	**167,845**
Securities owned	**(3,089,587)**
Accounts receivable	**(260,479)**
Prepaid expenses	**(17,730)**
Other assets	**76,230**
Commissions and concessions payable	**(89,230)**
Accounts payable and other accrued expenses	**(145,427)**
Due to affiliate	**232,633**
Other liabilities	**24,671**
Net cash used in operating activities	**(1,790,956)**
Financing activities	
Dividends paid	**(1,000,000)**
Net cash used in financing activities	**(1,000,000)**
Net decrease in cash and cash equivalents	**(2,790,956)**
Cash and cash equivalents at beginning of year	**3,549,116**
Cash and cash equivalents at end of year	**$ 758,160**
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Income taxes	**$ 267,717**

See accompanying notes.

Financial Northeastern Securities, Inc.

Notes to Financial Statements

December 31, 2002

1. Nature of Business and Ownership

Financial Northeastern Securities, Inc. (the "Company") operates as a broker-dealer registered under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers. As of January 1, 2002, the Company was a wholly owned subsidiary of ReliaStar Financial Corp. ("ReliaStar"). On December 31, 2002, ReliaStar was merged into Lion Connecticut Holdings, Inc. (the "Parent"), which is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH is a wholly owned subsidiary of ING Groep N.V., a global financial services holding company based in The Netherlands.

The Company is a fully disclosed broker-dealer and clears all securities transactions through an unaffiliated clearing broker. Therefore, the Company is exempt from Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

2. Summary of Significant Accounting Policies

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers deposits that can be redeemed on demand and highly liquid investments that have original maturities of three months or less, when purchased, to be cash and cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at market value with the gains and losses, determined using the specific identification method, recognized currently in the statement of operations.

Income Taxes

Deferred income tax assets and liabilities result from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Accounts Receivable

Accounts receivable are shown at their net realizable value. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible.

Revenue Recognition

Commission revenue and expense are recognized on a settlement-date basis, which is not materially different from trade-date basis. Proprietary securities transactions and the related revenue and expense are also recorded on a settlement-date basis, which is not materially different from trade-date basis.

Liabilities Subordinated to the Claims of General Creditors

At December 31, 2002 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

2. Summary of Significant Accounting Policies (continued)

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of ING AIH. ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses.

Income tax expense (benefit) consists of the following for the year ended December 31, 2002:

Current:	
Federal	$ 419,535
State	106,846
	526,381
Deferred:	
Federal	(10,429)
	(10,429)
Total	$ 515,952

3. Income Taxes (continued)

Variations from the federal statutory rate are as follows for the year ended December 31, 2002:

Expected federal income tax expense at statutory rate of 35%	$ 642,775
Amortization	(248,921)
State income tax expense, net of federal tax expense	69,450
Other	52,648
Income tax expense	$ 515,952

The difference between the income tax provision computed at the federal statutory rate and the effective income tax rate is primarily due to state income taxes, amortization, and other miscellaneous items.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. The Company did not have any deferred tax liabilities at December 31, 2002. The entire $10,429 of deferred tax asset at December 31, 2002 related to the Company's vacation accrual.

Management has evaluated the need for a valuation allowance for the deferred tax asset and believes that the deferred tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recognized.

4. Employee Benefits

401(k) and Profit Sharing Plans

The Company participates in the 401(k) plan and a qualified profit-sharing plan of the Parent, which covers substantially all of its full-time employees. The plans include employee contributions and matching contributions by the Company subject to certain limitations. In addition, the Company may contribute additional amounts to the plans at its discretion, based on its profits for the year. The aggregate contributions to the plans for the year ended December 31, 2002 were $126,671.

5. Related Party Transactions

The Company leases office space from an affiliate on a month-to-month basis. Rent expense was approximately $329,000 for the year ended December 31, 2002 .

The Company incurred $2,294,429 of expenses during 2002 to other affiliates for certain liaison functions, data processing and communications support and rental arrangements. At December 31, 2002, payables to affiliates (excluding income taxes) were $273,101.

Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company were not a wholly owned subsidiary of its Parent.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $3,623,800, which was $3,523,800 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was .21 to 1.

7. Subsequent Event

Subsequent to year-end, certain members of management of the Company entered into an agreement whereby through a series of stock transactions, they will become owners of 100% of the Company's outstanding shares. Financing for this transaction will be provided by an affiliate of the Company.

Subject to regulatory approval, the Company expects to complete this transaction in early 2003.

Supplemental Information

Financial Northeastern Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Stockholder's equity	**$4,065,380**
Non-allowable assets	
Accounts receivable (aged)	**251,765**
Prepaid expenses	**122,626**
Deferred income tax asset	**10,429**
Total non-allowable assets	**384,820**
Net capital before haircuts	**3,680,560**
Haircuts	**56,760**
Net Capital	**$3,623,800**
Aggregate indebtedness (AI)	
Commissions and concessions payable	**$ 297,904**
Due to affiliates	**374,989**
Accounts payable and accrued expenses	**79,479**
Other liabilities	**24,671**
Total aggregate indebtedness	**$ 777,043**
Minimum net capital requirement, 6 2/3 % of AI	**$ 51,803**
Minimum dollar net capital requirement	**$ 100,000**
Excess net capital	**$3,523,800**
Excess net capital at 1000%, as defined	**$3,546,096**
Ratio of aggregate indebtedness to net capital	**.21 to 1**

Financial Northeastern Securities, Inc.

Schedule II
Statement Pursuant to SEC Rule 17a-5(d)(4)

December 31, 2002

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended, as of December 31, 2002.

Financial Northeastern Securities, Inc.

Schedule III
Statement Regarding SEC Rule 15c3-3

December 31, 2002

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report on Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Stockholder and Board of Directors
Financial Northeastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Financial Northeastern Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,

2. Recordation of the differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Atlanta, Georgia
February 14, 2003